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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                R Wireless, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  74976E 10 4
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                                 (CUSIP Number)

                                  Ned Baramov
                        120 E. 87th Street, Suite PPH 1A
                       New York, NY 10128 (212) 534-3064
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 29, 2003
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             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 74976E 10 4                 13D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ned Baramov
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

     SC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         1,500,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,500,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,500,000
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     10.1%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------



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CUSIP No. 74976E 10 4                 13D                      Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER

         The class of security to which this statement relates is common stock of the issuer herein, R Wireless, Inc. ("Wireless"), formerly named HOM Corporation, whose address is 4210 Columbia Road, Suite 10C, Martinez, GA 30907.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      The person filing this statement is Ned Baramov ("Baramov").

         (b) Baramov's business address is 120 E. 87th Street, Suite PPH 1A, New York, NY 10128.

         (c) Baramov's present principal occupation is Chief Financial Officer of Wireless, 4210 Columbia Road, Suite 10C, Martinez, GA 30907, and various affiliated companies, Wireless becoming involved in providing wireless fidelity services and publishing and distributing a real estate sales magazine.

         (d) Baramov has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Baramov has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Baramov is a permanent resident of the United States of America and Bulgarian by nationality.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Baramov received 1,500,000 shares of common stock of Wireless as compensation for one year's service as Treasurer and Chief Financial Officer of Wireless from January 15, 2003 through January 14, 2004.

         The stock received by Baramov was valued at $.05 a share, or a total consideration of $75,000.


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CUSIP No. 74976E 10 4                 13D                      Page 4 of 5 Pages


ITEM 4. PURPOSE OF TRANSACTION

         The transaction provided Baramov compensation for one year's service for Wireless.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Baramov has a beneficial interest in 1,500,000 shares of Wireless common stock.

         (b) (See items 7-10 on the cover page)

         (c) Baramov has not effected any transactions, and does not know of any effected by any of the other persons named in paragraph (a), above, in Wireless common stock during the past 60 days.

         (d) NA

         (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Baramov has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Wireless, other than under the Employment Agreement dated as of January 15, 2003 pursuant to which the 1,500,000 shares of Wireless common stock referred to in (a) of this Item 5 was acquired by Baramov.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99.7 Employment Agreement dated as of January 15, 2003 between R Wireless, Inc. and Ned Baramov, incorporated by reference from Form 8 of Wireless filed February 19, 2003.



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CUSIP No. 74976E 10 4                 13D                      Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 24, 2003
                                        ----------------------------------
                                                      Date

                                                  /s/ Ned Baramov
                                        ----------------------------------
                                                     Signature

                                                    Ned Baramov
                                        ----------------------------------
                                                    Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)